Exhibit 99.1

company statement

12 August 2004	For media enquiries please contact Chris Falvey on Tel: 61 2 8274 5304 Mob: 0414 359 235. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

Statement on Funding Asbestos Compensation

On 14 July the Board of JHI NV announced that it was prepared to recommend to shareholders funding of an appropriate NSW statutory scheme to ensure compensation for asbestos injuries for claimants against the former James Hardie subsidiary companies.

In submissions to the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF) today James Hardie provided more details in relation to the scheme that it was proposing.

James Hardie’s counsel, Mr Tony Meagher SC, said that the scheme proposed by James Hardie is based on the same numbers of claimants as assumed by KPMG Actuaries in arriving at its central estimate as at 30 June 03, and at the levels of compensation current at that time.

The proposal outlined by counsel also assumes that compensation payments will keep pace with wage inflation.

The principal savings which would come from the introduction of a statutory scheme would come from a reduction in legal costs, and a reduction in superimposed inflation.

The Board of James Hardie continues to affirm the company’s legal position, but believes that the proposal will be in the best interest of asbestos claimants and their families, as well as in the best interests of James Hardie shareholders.

Ends

NB: The Commission posts daily transcripts on its website:
http://www.lawlink.nsw.gov.au/Lawlink/Corporate/ll_corporate.nsf/pages/MRCF_index

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Julie Sheather – Vice President, Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Chris Falvey – Corporate Affairs Adviser
Telephone: 61 2 8274 5304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

Company statements can contain forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Statement on Funding Asbestos Compensation

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